UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

In November 2024, Mr. Lei Liu, our Chief Executive Officer, agreed to surrender for no consideration in total 420,715 fully-paid ordinary shares, par value $0.24 per share, of the Company (the “Ordinary Shares”), to be immediately cancelled by the Company (collectively, the “Share Surrender”). The Company shall make available for reissuance to participants under the Company’s 2010 Equity Incentive Plan (such plan as in effect at the relevant time, the “2010 Equity Incentive Plan”) an equivalent number of Ordinary Shares as surrendered and cancelled in connection with the Share Surrender, being 420,715 Ordinary Shares. No grants, cash payments or other consideration has been or will be made to replace such Ordinary Shares or otherwise in connection with the Share Surrender. The Share Surrender permits the Company to enhance its financial conditions and provide additional shares available for future issuance under the 2010 Equity Incentive Plan, while continuing to deliver appropriate returns to our shareholders.

The Ordinary Shares returned by Mr. Liu comprise ordinary shares of restricted stock awards (with the vesting conditions waived) granted by the compensation committee of the Company’s board of directors to Mr. Liu on April 1, 2024 under the 2010 Equity Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer